Matters Submitted to a Vote of Security Holders


a) There was a Special Meeting of Shareholders, held on February 2, 2004 at One American Square, Indianapolis, Indiana 46282.

b) Not applicable.

c) The Special Meeting was called to approve an Agreement and Plan of Reorganization and related transactions whereby Fund B would be reorganized into a new sub-account of AUL American Unit Trust, a separate account registered under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. The sub-account will invest all of its assets in Class O shares of the OneAmerica Value Portfolio, a series of OneAmerica Funds, Inc., a mutual fund registered under the 1940 Act.

   There were 128,772.325 (68.87%)votes present at the meeting out of 186,982.810 of voting securities. The Assistant Secretary declared that a quorum was present.

   There were 96,863.056 votes FOR approval, 17,844.807 votes AGAINST approval, and 14,064.462 votes ABSTAINING. The Agreement and Plan of Reorganization was therefore approved.

d) Not Applicable.